

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via E-mail
Mr. Lo Chung Mei
President and Chief Executive Officer
China United Insurance Service, Inc.
Building 4F,
Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
PRC

> **Re: China United Insurance Service, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1/A**
> **Filed August 5, 2011**
> **File No. 333-174198**

Dear Mr. Lo:

We have reviewed your amended registration statement and response letter filed August 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1/A

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please provide us supplemental copies of proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

3. Revise the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer only to the registrant, not to Henan Anhou or the other parties. In addition, please make clear in the Prospectus Summary and Business section whether the registrant has any equity interest in Henan Anhou. Since the registrant is not an operating business, you should identify Henan Anhou as the operating entity throughout the prospectus.

4. Please disclose whether you sought the opinion of legal counsel regarding the legality of the VIE agreements under PRC laws. If you relied upon the opinion of local counsel regarding the legality of the VIE agreements, please file this opinion as an Exhibit 99 to your registration statement. In addition, if your revised disclosure attributes or summarizes the advice of your counsel, please file the consent of your PRC counsel to the inclusion of such statement in your registration statement. Please see Securities Act Rule 436 and related CD&I Question 233.02.

Prospectus, page 3

5. Please revise your prospectus cover page to prominently disclose the fixed price in which you are selling the shares until your shares are quoted on the OTCBB.

6. Please disclose here that you have not filed an application to be quoted on the OTCBB and disclose when you expect to file an application.

Prospectus Summary

7. Please expand this section to clearly explain the business purpose for your current complex organizational structure.

8. Please define "CIRC" and "SAFE" in the first instance you use these acronyms.

9. Please expand your disclosure to briefly describe why Henan Anhou must contribute RMB10 million to the capital account of Jiangsu Law before it may be considered to hold 100 percent of the equity interests in Jiangsu Law. If this capital requirement is part of the government registration and reporting process, please so disclose.

10. Please quantify RMB10 million in U.S. dollars.

11. In this section, you describe the registration and reporting process with respect to the share transfer between Henan Anhou and Jiangsu Law, as well as a capital requirement of RMB10 million. If Henan Anhou satisfied similar requirements with respect to Sichuan Kangzhuang, please disclose this in the Business section. Please also disclose the date of approval. If Henan Anhou has not satisfied similar requirements with respect to Sichuan Kangzhuang, please disclose this in the Prospectus Summary, in the Risk Factors section,

and in the Business section, including the date on which the registration was made and any consequences or risks as a result of not satisfying with these requirements.

12. You indicate on page 5 that the VIE agreements provide you with "effective control" over Henan Anhou. To provide further balance and context, please clarify that your consolidated affiliated entities in the PRC are variable interest entities through which substantially all of your insurance services are operated. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE's financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs.

13. You disclose that the Exclusive Business Cooperation Agreement allows you "to collect and own all 90% of the net profits of Henan Anhou." Please disclose that this does not mean that you are able to have unfettered access to the VIEs' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other things. Please disclose the extent to which you rely on fees and dividends paid to you by your PRC subsidiary and VIEs. Quantify the amounts you have collected from fees and dividends to date and in your last fiscal quarter. If you have not received any fees or dividends, please disclose when you expect to start receiving the fees or dividends.

14. Please expand your description of the Exclusive Business Cooperation Agreement on pages 6 and 43 to disclose your obligation to Henan Anhou with respect to whether and what obligations of your affiliated entities you undertake pursuant to your VIE agreements. Relevant items to discuss include, but are not limited to, whether you are responsible for the debts of your affiliated entities. Please also expand your disclosure of the agreement in both the Prospectus Summary and in the Business section to discuss the terms of duration and power of termination, and any other material terms. Your current reference to the exhibits is not sufficient.

15. Please revise your chart on page 7 to clarify that "offshore" entities refer to entities outside of China, and "onshore" entities refer to entities in China.

16. In "Our Business" on page 8, please disclose the amount of your accumulated deficit as of June 30, 2011 and that you have incurred operating losses since inception.

17. You disclose on page 28, that each of your three consolidated operating entities, Henan Anhou, Sichuan Kang Zhuang and Jiangsu Law, currently provides insurance agency

services only. Please clarify this disclosure throughout your filing, including, but not limited to, pages 8, 11-13, 17, 42, 45 and 47.

Summary of Financial and Operating Information, page 10

18. Please include a more detailed explanation of the source(s) of the amounts presented in these tables instead of stating that the amounts are derived from the Consolidated Financial Statements appearing elsewhere. Also explain what the pro forma financial information presents.

Risk Factors, page 10

General

19. Please add a risk factor that discusses Notice No. 75 issued by SAFE and the risks and effects on your business. Similarly, please expand your Business section to include a discussion of the SAFE Notice No. 75.

20. Please add a risk factor explicitly discussing the impact that unenforceable contractual agreements under PRC law would have upon the investor. You should discuss, among other things, the potential breach of fiduciary duty in this circumstance.

21. Please add a risk factor that details the percentage of your common stock held by affiliates, and how this percentage will affect all decisions presented for a shareholder vote. Please clarify that shareholders may vote in a manner in which the reader disagrees.

22. Please add a risk factor regarding your financial position. This risk factor should quantify your current working capital, your accumulated deficit and describe the going concern opinion issued by your auditor. Please also quantify the amount of funding you will need to continue operations for the next 12 months and disclose that your auditor's going concern opinion may have a detrimental effect on your ability to obtain additional funding.

23. You state on page 41 that you may need to seek additional financing through loans and equity. Please add a risk factor with this information. Please disclose that to the extent you raise additional capital through the sale of equity securities, an investor's ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that adversely affect the investor's right as a stockholder. Please also disclose that debt financing, if available, may involve agreements that include covenants limiting or restricting your ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

<u>"If we fail to attract and retain productive agents, our business could suffer," page 11</u>

24. To the extent you have experienced problems attracting and retaining productive agents in the recent past, please revise to describe these problems.

<u>"Competition in our industry is intense and, if we are unable to compete . . .," page 13</u>

25. We note your disclosure elsewhere in this filing that you sell insurance products through sales agents, who are not your employees. Please expand this risk factor to add this information. In addition, if these sales agents are permitted to sell competing insurance products, please so disclose.

<u>"If our contracts with insurance companies are terminated . . .," page 13</u>

26. You disclose that Taiping Life Insurance Co., Ltd. accounted for 41.39% of your total net revenues from commissions and fees in 2010. Please file a copy of your agreement with Taiping Life as an exhibit to this registration statement and describe the material terms of this agreement in your Business section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. Alternatively, please provide us with an analysis which supports your apparent belief that you are not substantially dependent on this agreement pursuant to Item 601(b)(10) of Regulation S-K.

<u>"Sales agent and employee misconduct is difficult to detect . . .," page 14</u>

27. To the extent you have experienced problems with sales agent and employee misconduct in the recent past, please revise to describe these problems.

<u>"All of our personnel engaging in insurance agency or brokering are required . . .," page 15</u>

28. Please quantify the fine in U.S. dollars.

29. To the extent the 20 percent of your sales professionals without a qualification certificate tried to obtain the certificate from the CIRC and was denied, please revise to describe these problems.

30. Please briefly expand your disclosure to discuss the process for obtaining a qualification certificate from the CIRC. In particular, please discuss the length of time it takes to obtain a certificate, and the duration of each certificate.

<u>"Our businesses are highly regulated, and the administration, interpretation . . .," page 15</u>

31. Please briefly expand this risk factor to discuss the laws and regulations that affect your company.

"Any significant failure in our information technology systems . . .," page 16

32. To the extent you have experienced complete or partial failure of your information technology or communication systems in the recent past, please revise to describe these problems.

"If the PRC government finds that the agreements that establish . . .," page 17

33. You state in this risk factor and on page 42 that Henan Anhou directly holds 100 percent equity interests in one PRC insurance agency and one brokerage, and that these are "wholly owned subsidiaries" of Henan Anhou. This appears inconsistent with disclosure in your Prospectus Summary, which indicates that Henan Anhou owns 48.2 percent of Jiangsu Law Insurance Broker. Please revise your disclosure throughout the filing to explain this inconsistency.

34. The risk discussed in the second half of this risk factor beginning with the sentence reading "[b]ecause of these contractual arrangements, we are the primary beneficiary of Henan Anhou . . ." discusses a risk different than the one presented in the title. The latter portion of the risk factor appears to discuss the risk of the entities failing to comply with CIRC laws and regulations, a violation which may require the company to restructure the ownership structure. However, the risk factor title requires a discussion of the failure of the contractual arrangements to comply with applicable PRC laws and regulations.

Please separate these discussions into two risk factors, one that discusses the risk to your company that the contractual agreements may not be enforceable under PRC law, and the second discussing the risks to your company if the entities fail to comply with CIRC laws and regulations. Please disclose that the company has no other source of revenue, other than the economic benefits received from Henan Anhou and its subsidiaries.

"We rely on contractual arrangements with Henan Anhou and its shareholders . . .," page 18

35. Please expand this risk factor to discuss the risks to investors due to the term and termination provisions in the Exclusive Business Cooperation Agreement. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all of the operating entity's assets are located in China. Please state whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources.

"Contractual arrangements we have entered into with Henan Anhou . . .," page 19

36. Please expand this risk factor to briefly describe why PRC tax authorities could determine that the contractual arrangements between your PRC subsidiary and Henan Anhou are not on an arm's length basis. In particular, please note the affiliations that your officers and directors have with Henan Anhou and its subsidiaries, including any past and present employment.

37. Please expand your disclosure to qualify the potential impact of the transfer pricing adjustment on your operations to date.

"We may have exposure to greater than anticipated tax liabilities," page 19

38. Please revise this risk factor to clarify how this risk specifically affects your business as opposed to all businesses generally.

"PRC regulation of direct investment by offshore holding companies . . .," page 19

39. Please expand this risk factor to quantify your current level of capital contribution.

40. Please expand this risk factor to approximate the amount of time it takes for the PRC Ministry of Commerce to approve an application for capital contribution.

41. To the extent you have experienced delays or rejections from the PRC Ministry of Commerce related to previous applications for capital contributions in the recent past, please revise to describe these problems.

"Certain acquisition by the consolidated affiliated entity . . .," page 19

42. Please disclose the date the registration was made. Please also disclose how long you anticipate it will take you to increase the registered capital amount to RMB10 million.

43. Please quantify all amounts in U.S. dollars in addition to the renminbi.

44. Please expand your disclosure to quantify the amount and percentage of your total revenues and loss/income that are derived from Jiangsu Law for the fiscal year ended June 30, 2011.

"Our global income or the dividends we receive from our PRC subsidiary . . .," page 21
"Under the EIT Law, dividends payable by us and gains on the disposition . . .," page 21

45. In each of these risk factors, clarify, if true, that you currently consider yourself a "non-resident enterprise" and explain the reasons that you determined you were a "non-resident

enterprise" for EIT Law purposes. Quantify the impact of a determination that you were actually a "resident enterprise" in prior periods.

"We rely principally on dividends and other distributions on equity paid . . .," page 22

46. We note your disclosure that PRC law requires that dividends paid by your PRC subsidiary come from its accumulated profits, if any, after the subsidiary has made allowances to fund statutory reserves. Please expand your disclosure to address the following issues:

- Indicate whether your PRC subsidiary has historically paid dividends to you from their accumulated profits, and provide management's assessment of its ability to pay dividends to you in the future.
- Indicate what portion of your PRC subsidiary's revenues, if any, you anticipate being able to use for the expansion of your business.

This disclosure should be reflected here, as well as in your discussion of liquidity and capital resources.

"Fluctuations in the value of the RMB may have a material . . .," page 22

47. Please include in this risk factor the exchange rate of the RMB to the U.S. dollar as of the latest practicable date.

48. Please expand this risk factor to quantify the effect that a hypothetical increase or decrease in the exchange rate will have on your earnings.

"We may have difficulty establishing adequate management, . . .," page 23

49. To the extent you have experienced difficulty hiring or retaining qualified employees to work in the PRC in the recent past, please so disclose.

50. To the extent you do not have any employees that are formally trained in U.S. GAAP or in internal controls over financial reporting, please expand your disclosure to disclose this information.

"We have no plan to declare any dividends to shareholders in the near future," page 24

51. Please clearly state in this risk factor that investors should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

"'Penny stock' rules may make buying or selling our common stock difficult," page 24

52. Please expand this risk factor to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

53. You disclose that on January 16, 2011, you issued 20,000,000 shares of common stock, $0.00001 par value per share, to several non U.S. persons for their previous investment of $300,000 in your subsidiaries. Please revise your disclosure to clarify the procedure you followed on January 16, 2011 to establish the fair value of the previous investment in your subsidiaries. Clarify, if true, that the $300,000 investment was cash. Explain in the disclosure what the company issued in return for the $1,175,640 of cash presented on the cash flow statement on page F-21.

Recent Accounting Pronouncements, page 33.

54. Please remove references to pre-Codification accounting literature designations such as SFAS No. 168 or SFAS 141R, SFAS 160, SFAS 162 from this section and from other sections in the filing including the financial statements.

Pro Forma Results of Operations, page 36

55. Please revise your disclosures to explain what the pro forma financial information represents.

56. Please identify the parties you refer to as the "Group."

57. Your tabular disclosure of your operations is provided throughout your MD&A on a consolidated basis, however, your narrative disclosure discusses the increases and decreases of various items on an entity-by-entity basis. In order to place your narrative disclosure in the proper context, please revise your tabular disclosure throughout your MD&A to disclose your results of operations on an entity by entity basis, similar to your disclosure provided on page F-53.

Cost of Services, page 36

58. You disclose that the decrease in cost of services was due in part to Henan Anhou adjusting its commission calculation method. After the adjustment, the commissions paid to salesmen decreased from 75% of Henan Anhou's commission revenue to 70%. Disclose the date the change in commission paid was made.

Liquidity and Capital Resources, page 40

59. Your discussion of the net cash used in operating activities for the nine months ended March 31, 2011 does not agree to the cash flow statement presented on page F-21. The $244,046 appears to contain a typographical error and should be $44,046.

60. Please revise your discussion of cash flows, especially of your operating cash flows, to specifically address your sources and uses of cash in addition to your current disclosures. For example, it does not appear to be appropriate to state that the net increase in your net cash used in operating activities during the nine months ended March 31, 2011 was mainly due to $259,401 gain on bargain purchases of subsidiary given that the gain on bargain purchase appears to be a non-cash item. Please clarify your disclosures.

61. Explain in expanded disclosure why no income taxes have been paid (page F-5 and F-21) and the due dates of income tax payments.

Business, page 42

62. Please expand your disclosure of the Exclusive Business Cooperation Agreement on page 43 to disclose the amount of management fees paid under the agreement to date. If no fees have been paid, please include a risk factor and other disclosure, including disclosure in your liquidity section of your Management's Discussion and Analysis, regarding why no fees have been paid to date and the related impact on your business and liquidity.

63. You disclose on page 42 that you have three affiliated insurance intermediary companies in the PRC. Please identify these companies, and describe how they are affiliated.

Competition, page 48

64. To the extent practicable, please expand this section to disclose your competitive position in the industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Management, page 56

65. You conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following comments.

- Please tell us how you maintain your books and records and prepare your financial statements. In this regard, please explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP. If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- Please tell us who is involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:
  o what role he or she takes in preparing your financial statements;
  o what relevant education and ongoing training he or she has had relating to US GAAP;
  o the nature of his or her contractual or other relationship to you;
  o whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
  o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

  If you retain an accounting firm or an organization to prepare your financial statements, please tell us:
  o the name and address of the accounting firm or organization;
  o the qualifications of their employees who perform the services for your company;
  o how and why they are qualified to prepare your financial statements;
  o how many hours they spent last year performing these services for you; and
  o the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

  If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:
  o why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  o how many hours they spent last year performing these services for you; and
  o the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

  We acknowledge your discussion of your board of directors functioning as your audit committee financial expert. Please describe the board member's extent of US GAAP knowledge and experience.

66. Please expand your disclosure of the business experience of Messrs. Mao, Li, Li, and Hsu Wen Yuan and Ms. Tsai to describe the business experience during the past five years of each individual. Alternatively, please confirm that your disclosure includes all business experience of Messrs. Mao, Li, Li, and Hsu Wen Yuan and Ms. Tsai during the past five years.

Director Compensation, page 58

67. Please disclose the factors that led to the company's conclusion that Mr. Li Fu Chang is not an employee of Henan Anhou pursuant to his engagement as legal representative. We note that the Labor Contract between Mr. Li and Henan Anhou refers to his "employment" throughout the agreement. Further, Mr. Li has a variety of job obligations.

68. You disclose that Mr. Li Fu Chang earned RMB20,000 ($3,035) per month serving as the legal representative of Henan Anhou from January 1, 2010 to the present. Please provide the table required by Item 402(r) of Regulation S-K with this compensation reported in the "All Other Compensation" column.

Summary Compensation Table, page 59

69. We note that several of the named executive officers continue to be employees of Henan Anhou and its related entities. Please amend your disclosure to identify all compensation received directly or indirectly by your named executive officers from you or your subsidiaries.

70. Please update this table to include compensation earned by or granted to your named executive officers in the fiscal year ended June 30, 2011.

Employment Agreements, page 60

71. Please expand your disclosure of each employment agreement to disclose all the material terms of the agreement, including, but not limited to position of employment, compensation arrangements, including performance indicators, bonus, severance payments and travel reimbursement, non-compete provisions, duration and termination provisions.

Certain Relationships and Related Transactions, page 62

72. Please expand your discussion to disclose the aggregate amount of outstanding loans borrowed from your executive officers and directors as of the latest practicable date. Please consider providing this disclosure in a tabular format.

73. It appears that amounts continue to be due to your executive officers and directors. Please revise your prospectus, including your Management's Discussion and Analysis, to disclose the:

- Number of employees who loaned money to the registrant, Henan Anhou, or its subsidiaries;
- Whether these notes are documented in writing;

- The timing and manner by which the funds from employee loans were raised and how the proceeds were used;
- The average salary paid to an employee in each of the years in which loans were made;
- The extent to which you plan to continue to reply on employee loans to meet your liquidity needs and capital expenditures in the future; and
- An explanation of how you intend to repay the outstanding loans and payables.

74. We note your description of the VIE agreements. Please expand your disclosure here, and in the Business section, to identify the owners of Henan Anhou and its subsidiaries, and disclose the percentage of the registrant that each owns. Additionally, for each shareholder that is an officer or director for Henan Anhou, its subsidiaries, and/or the registrant, please identify each position currently held. Please consider providing this information in a chart.

Henan Law Anhou Insurance Agency Co., Ltd.
Report of Independent Registered Public Accounting Firm page F-1

75. It appears that all of the assets, liabilities, revenues and expenses of Henan Law Anhou Insurance Agency Co., Ltd. relate to operations located in the People's Republic of China. Please have your auditors, who are located in California, tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

China United Insurance Service Inc. and Subsidiaries
Financial Statements March 31, 2011, Unaudited, page F-19

76. Please include updated financial information as required by Rule 8-08 of Regulation S-X in your next amendment. In doing so, please also file a signed consent report from your independent auditors.

77. Because of the significant equity transactions during the 2011 period, in a note to the financial statements, present each change in total stockholders' equity (deficit) reconciling from $(1,303,612) to $699,398.

Notes to Financial Statements
Note 1 - Organization and nature of operations, page F-22

78. You disclose that your consolidated financial statements include the accounts of the wholly-owned subsidiaries of Henan Law Anhou Insurance Agency Co., Ltd., You identify Kang Zhuang Insurance Agency Co., Ltd and Jiangsu Law Insurance Broker Co., Ltd as wholly-owned subsidiaries, yet on pages 7, 29 and 44 you indicate that Henan Law Anhou Insurance Agency Co., Ltd., owns only 48.2% of Jiangsu Law Insurance Broker Co., Ltd and you do not present non-controlling interests in your financial statements. Please revise your disclosure to properly identify the ownership of your subsidiaries.

79. It appears based on your balance sheet that you recorded goodwill associated with the acquisition of Sichuan Kang Zhuang, but did not record any intangible assets. Please explain to us why you did not apparently identify any other intangible assets including, but not limited to, customer relationships, customer lists, customer contracts, trade names/trademarks, business process and accounting systems or software, etc. Please reference for us the authoritative literature you rely upon to support your accounting.

80. Disclose the purchase price allocation (each financial statement line item and the amount recorded) for each acquisition. Refer to ASC 805-10-50-2e3.

81. The cash flow statement on page F-21 shows $79,734 of cash paid on acquisition of subsidiaries. Disaggregate this amount in the notes for each acquisition to reconcile to the total on the cash flow statement. Specify if the consideration of $78,318 for Sichuan and $75,475 for Jiangsu stated in the note was cash or quantify the amount of each type of consideration.

82. The date shown at the top of page F-23 is January 17, 2010. It appears this date should be January 17, 2011. Please revise as necessary here and in other places in the document.

Basis of Presentation, page F-24

83. Clarify in the disclosure what the functional currency of the US company China United Insurance Service, Inc. is.

Note 2 – Summary of Significant Accounting Policies
Segment Reporting, page F-29

84. From the presentations included in parts of the document such as the narrative explanation the results of operations on page 36, it appears that financial information is available separately on a subsidiary basis and it appears that these subsidiaries may represent operating segments. Please provide us your analysis under ASC 280 that allows you to present all operations as one segment or revise your presentation and disclosures to include segment information in your filing as required.

Variable Interest Entities, page F-30

85. Provide all the disclosures required by ASC 810-10-50 for variable interest entities. Also disclose:
- Description of significant terms to contracts (i.e., length of term/remaining term, renewal provisions, penalties for operator to get out of contract)
- Description of how contract terms grant power to direct significant activities and right to economic returns
- Whether enforceability of contracts represents significant judgment/assumption
- Forewarning disclosure of potential reconsideration events, including consequences of events on consolidation conclusions

Note 11 – Paid-In Capital, page F-36

86. Please describe the transaction that resulted in the increase of paid-in capital of Jiangsu Law on January 18, 2011. Clarify, if true, that the contribution was cash (as presented on the cash flow statement on page F-21). Please cite any applicable authoritative literature used that support your accounting.

Jiangsu Law Insurance Broker Co. cash flow statement, page F-77

87. Disclose why $627,055 from other receivables should be classified as cash flows from operating activities or revise the statement as necessary. From Note 4 it appears these amounts were short-term loans that would be reported as a financing activity. Tell us where the cash outflow is reported.

Item 16. Exhibits and Financial Statement Schedules

88. We note your statement in Exhibit 5.1, "In giving such consent, we do not believe that we are 'experts' within the meaning of such term as used in the Act or the rules and regulations of the Securities and Exchange Commission issued thereunder with respect to any part of the Registration Statement including this opinion as an exhibit or otherwise." It is inappropriate for counsel to deny that it is an expert within Section 7 of the Securities Act. Please delete this statement from this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone
       The Crone Law Group
       101 Montgomery Street, Suite 2650
       San Francisco, CA 94104